DOGWORX Coworking COVID Impact:

What we are seeing is a lifestyle change, which is beneficial to us, given that this fits perfectly with our Work-Live-Play concept. Although there are other coworking locations in Houston, none are equipped to offer what we can. Upon opening we are well ahead of any competition because we can market a superior, safe environment by incorporating what other properties were not designed to offer. Some of the safety features unique to our coworking design, relating to the pandemic are as follows:

- Temperature controlled building access. Our Automated entry system monitors the temperature of anyone accessing the building and will deny access when detecting a fever.
- UV filtration in our HVAC system will remove 99%+ germs, circulating the air 20 times per hour.
- Disinfectant booths at every access point on the property. These are comparable to those used in some overseas international airports.
- Our property incorporates indoor and outdoor workspace. Besides being able to use other outdoor amenities, on any given floor roughly 80 feet of our walls are retractable to balconiesoffering a safe, unique, and desirable work atmosphere.
- The building will be state of the art, having lower maintenance costs, and be easily reconfigurable based on the systems that will be incorporated. For example, the raised flooring reduces HVAC ductwork, and has prefabricated plug and play wire/cable services for more flexibility and accessibility. The demountable wall system makes it possible for us to customize the size office space to anyone's preference, also offering increased acoustics and visual privacy. These features alone allow us to make quick, low-cost modifications to any size office space desired, unlike other coworking spaces that are less customizable to the members unique preferences or concerns.
- Unlike other coworking we have already incorporated social distancing into our design, so rather than our business model having as little as 50sf per member (which is roughly what one of the larger National brands offers); we have over 100 feet per member.

Coworking gained large popularity emerging out of a previous economic downturn due to the need of more affordable space, and the need for flexible, affordable office space. This need will continue to grow as financial uncertainty makes lower expenditure office space more attractive to all business. Coworking locations have always served as community hubs providing essential services to the local business community but have benefitted the community in other ways during the pandemic. For instance, coworking spaces were well-positioned to help coordinate and direct assistance being pushed out through various local emergency relief funds and are better connectedto harder to reach businesses having made trusted relationships. For many, coworking has
remained a valuable social environment that stayed operational even during a shutdown period by providing virtual memberships. In addition, most industries have now proven remote work is possible for their employees, and many employees have been working from satellite locations for months. Many of these employees are finding themselves with the

option to continue to work remotely, and are no longer required to live near a corporate

office, or make the long commute to get there. We are beginning to see even larger corporate organizations seeking to add extra capacity to their offices through flexible contract mechanisms. Some of the biggest tech companies, such as Twitter, Facebook, Square, and Shopify have stated the switch to remote work is a permanent option. Tulsa Remote is the example of a program rolled out by public and private organizations to attract remote workers from elsewhere, while coworking spaces host the relocated remote workers and help them acclimate into the local community.

Society is becoming increasingly aware of a work/life balance. Social interaction of a workplace and the ability to physically separate work and home life is still seen as a key benefit of office life. Coworking that also offers recreational amenities is increasingly popular, especially at a time when people are searching for safe activities to do outside of their homes. As a result, coworking spaces such as ours that are well equipped to adapt to this new demand will thrive. Our coworking is not the primary revenue source in our projections, but it offers the additional freedoms, flexibilities and services pet owners cannot find working from anywhere else.

Thank you,

Michael Lester C.E.O.